                                               Filed Pursuant to Rule 424(b)(3)
                                                 Registration Nos. 333-90147
                                                                   333-90147-01

 ******************************************************************************
 *  THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE *
 *  AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES *
 *  HAS BEEN FILED WITH AND DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE *
 *  COMMISSION. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE      *
 *  SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY  *
 *  STATE WHERE THE OFFER FOR SALE IS NOT PERMITTED.                          *
 ******************************************************************************

                 SUBJECT TO COMPLETION. DATED DECEMBER 3, 1999.
          Prospectus Supplement to Prospectus dated November 12, 1999.

[APACHE LOGO]                     $300,000,000

                       APACHE FINANCE CANADA CORPORATION
                         % Notes due               , 20
                 Irrevocably and unconditionally guaranteed by
                               APACHE CORPORATION

                             ----------------------

     Apache Finance will pay interest on the notes on        and        of each
year. The first interest payment will be made on        , 2000. The notes are
irrevocably and unconditionally guaranteed by Apache Corporation.

     Apache Finance has the option to redeem all of the notes at a price equal to the principal amount of the notes, plus accrued interest, if certain Canadian tax law changes require the payment of additional amounts, as described in this prospectus supplement.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                              Per Note    Total
                                                              --------    -----
Initial public offering price...............................  %           $
Underwriting discount.......................................  %           $
Proceeds, before expenses, to Apache Finance................  %           $

     The initial public offering price set forth above does not include accrued
interest, if any. Interest on the notes will accrue from December   , 1999 and
must be paid by the purchaser if the notes are delivered after December   ,
1999.
                             ----------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on December   , 1999.

GOLDMAN, SACHS & CO.
       ABN AMRO INCORPORATED
              BANC OF AMERICA SECURITIES LLC
                     CHASE SECURITIES INC.
                            CREDIT SUISSE FIRST BOSTON
                                   MERRILL LYNCH & CO.
                                         MORGAN STANLEY DEAN WITTER
                                               RBC DOMINION SECURITIES
                                                      CORPORATION
                             ----------------------

                 Prospectus Supplement dated December   , 1999.

        IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
                        AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. Generally, the term "prospectus" refers to both parts combined.

     If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. No person is authorized to provide you with different information or to offer the notes in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. In this prospectus supplement, "Apache," "we," "us," and "our" mean Apache Corporation, while references to "Apache Finance" mean Apache Finance Canada Corporation. Unless otherwise stated, the dollar amounts and financial data contained in this prospectus supplement and the accompanying prospectus are presented in U.S. dollars.

     This prospectus supplement includes cross references to captions where you can find further related discussions. The table of contents on the outside back cover page tells you where to find these captions.

                             ----------------------

                               OIL AND GAS TERMS

When describing natural gas:         Mcf            =    thousand cubic feet
                                     MMcf           =    million cubic feet
                                     Bcf            =    billion cubic feet

When describing oil:                 bbl            =    barrel
                                     Mbbls          =    thousand barrels
                                     MMbbls         =    million barrels

When comparing natural gas to oil:   6 Mcf of gas   =    1 bbl of oil equivalent
                                     boe            =    barrel of oil equivalent
                                     Mboe           =    thousand barrels of oil equivalent
                                     MMboe          =    million barrels of oil equivalent

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. On November 12, 1999, the date of the prospectus accompanying this prospectus supplement, we filed our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 with the SEC, and incorporate it by reference in this prospectus supplement.

                                USE OF PROCEEDS

     Apache Finance intends to use the net proceeds from the sale of the notes,
which is estimated to be approximately $     million, to indirectly make a loan
to one of our Canadian subsidiaries, who in turn will repay amounts owed to us so that we can repay a portion of our outstanding commercial paper. We used the proceeds from the issuance of the commercial paper to fund a portion of the purchase price of the properties we acquired from Shell Canada Limited, as more fully described below under "Recent Developments -- Acquisitions, Divestitures and Related Matters." This repayment will reduce the principal amount of our
outstanding commercial paper to $     . As of November 30, 1999, we had $356.9
million in principal amount of commercial paper bearing interest at an average weighted rate of 5.8 percent per annum.

                              RECENT DEVELOPMENTS

ACQUISITIONS, DIVESTITURES AND RELATED MATTERS

     On October 5, 1999, we entered into an agreement to acquire certain oil and gas interests located in Alberta, British Columbia and Saskatchewan, Canada from Shell Canada Limited for approximately $523.6 million, subject to adjustment. The transaction closed on November 30, 1999, with an effective date of November 1, 1999. The transaction included oil and gas interests with estimated proved reserves of approximately 87.5 million barrels of oil equivalent. The transaction also included 294,294 net acres of undeveloped lease holdings, proprietary 2-D and 3-D seismic data and a 100 percent interest in a gas processing plant.

     On June 18, 1999, we acquired a 10 percent interest in the East Spar Joint Venture and an 8.4 percent interest in the Harriet Joint Venture, both located in the Carnarvon Basin (offshore Western Australia), from British-Borneo Oil and Gas Plc (British-Borneo) for $83.6 million and working interests in 11 leases in the Gulf of Mexico. The British-Borneo transaction included estimated proved reserves of approximately 15.9 million barrels of oil equivalent as of the effective date.

     On May 18, 1999, we acquired the interests of Shell Offshore Inc. and affiliated Shell entities in 22 producing fields and 16 undeveloped blocks located in the Gulf of Mexico. The transaction included certain oil and gas interests with estimated proved reserves of approximately 123.2 million barrels of oil equivalent as of the effective date. The transaction also included certain production-related assets and proprietary 3-D seismic data covering approximately 1,000 blocks in the Gulf of Mexico. The purchase price was $687.6 million in cash and one million shares of our common stock, valued at $28.125 million.

     In May 1999, we issued 14,950,000 shares of our common stock and 140,000 shares of Automatically Convertible Equity Securities, Conversion Preferred Stock, Series C in the form of seven million depositary shares each representing 1/50th of a share of preferred stock. We used the net proceeds from both offerings of approximately $654.8 million for general corporate purposes, including funding a portion of the purchase price for the Gulf of Mexico oil and gas interests acquired from Shell.

     On September 3, 1999, we sold our holdings in the Ivory Coast by selling our wholly owned subsidiary, Apache Cote d'Ivoire Petroleum LDC, for a total sales price of $46.1 million to a consortium consisting of Mondoil Cote d'Ivoire LLC and Saur Energie Cote d'Ivoire. The sale included estimated proved reserves of approximately 13.7 million barrels of oil equivalent.

     Also, during the nine months ended September 30, 1999, we sold 27.8 million barrels of oil equivalent of proved reserves from largely marginal North American properties to various buyers for $103.6 million.

THIRD QUARTER OPERATING RESULTS

     On November 12, 1999, we filed our Quarterly Report on Form 10-Q setting forth our consolidated results for the quarter and the nine months ended September 30, 1999. The following table presents this information together with the information for the same periods in 1998. This information is not audited and is not necessarily indicative of the results that may be expected for future periods. This information also should be read together with Apache's consolidated financial statements and the notes thereto incorporated by reference in the accompanying prospectus.

                                                        THREE MONTHS ENDED        NINE MONTHS ENDED
                                                           SEPTEMBER 30,            SEPTEMBER 30,
                                                        -------------------      -------------------
                                                          1999       1998          1999       1998
                                                        --------   --------      --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                                    AND OPERATIONS DATA)
FINANCIAL DATA:
  Revenues............................................  $385,391   $211,683      $854,742   $677,756
  Income attributable to common stock.................  $ 67,831   $  2,617      $ 93,875   $ 29,209
  Basic net income per common share...................  $    .59   $    .03      $    .89   $    .30
  Diluted net income per common share.................  $    .59   $    .03      $    .88   $    .30
  Weighted average common shares outstanding..........   114,088     98,205       105,874     98,131
OPERATIONS DATA:
  Average Daily Production:
    Oil (bbls)........................................    97,226     71,407        85,090     74,557
    Natural gas (Mcf).................................   693,799    576,057       630,740    594,622
  Average Sales Price:
    Oil (per bbl).....................................  $  20.52   $  12.49      $  16.47   $  13.20
    Natural gas (per Mcf).............................  $   2.37   $   1.86      $   2.05   $   1.95

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
BALANCE SHEET DATA (PERIOD END):
  Total debt................................................   $1,446,644      $1,358,758
  Shareholders' equity......................................   $2,565,890      $1,801,833

     We had a $65.2 million increase in income attributable to common stock for the third quarter 1999 compared to our income attributable to common stock of $2.6 million for the same period in 1998. The increase in income resulted primarily from higher oil and gas prices and higher levels of oil and gas production.

     In addition to the ratios of earnings to fixed charges for the periods set forth in the accompanying prospectus, our ratio of earnings to fixed charges for the nine months ended September 30, 1999, was 2.35. For the nine months ended September 30, 1998, our ratio of earnings to fixed charges was 1.18.

     The third quarter 1999 basic net income per common share of $.59 contrasted sharply with the basic net income per common share of $.03 for the third quarter 1998. The basic net income per common share of $.89 for the nine months ended September 30, 1999, reflected a 197 percent increase from the nine months ended September 30, 1998.

                      DESCRIPTION OF NOTES AND GUARANTEES

     Apache Finance will issue the notes under the indenture referred to in the accompanying prospectus. The notes will be issued in the form of a global note registered in the name of The Depository Trust Company or its nominee, as described under "Description of Securities -- Global Securities" and "Book-Entry Securities" in the accompanying prospectus. The following description and the description in the accompanying prospectus is a summary of the material provisions of the notes and the indenture. These descriptions do not restate the indenture in its entirety. We and Apache Finance urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. We have filed a copy of the indenture as an exhibit to the registration statement, which includes the accompanying prospectus.

     This description of the notes in this prospectus supplement, to the extent it is inconsistent, replaces the description of the general provisions of the notes and the indenture in the accompanying prospectus. The notes are "debt securities" as that term is used in the accompanying prospectus.

     With certain exceptions and pursuant to certain requirements set forth in the indenture, Apache Finance may discharge its obligations under the indenture with respect to the notes as described under "Description of Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus.

PRINCIPAL, MATURITY AND INTEREST

     The notes will be senior unsecured obligations of Apache Finance. Apache will irrevocably and unconditionally guarantee the notes as to principal, premium, if any, interest and additional amounts, if any.

     The notes will mature on             ,      . Although Apache Finance is
offering $300,000,000 principal amount of the notes, Apache Finance may issue and sell additional principal amounts of the notes in the future without the consent of the holders of the notes. Any additional notes, together with these notes, will constitute a single series of notes under the indenture.

     Interest on the notes will accrue at the rate of      % per year and will
be payable semi-annually in arrears on           and           of each year,
commencing on           . Apache Finance will make each interest payment to the
person in whose name the notes are registered at the close of business on the
immediately preceding           or           , as the case may be, whether or
not that date is a business day.

     Interest on the notes will accrue from December   , 1999 and will be
computed on the basis of a 360-day year comprised of twelve 30-day months.

     If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day and, unless we and Apache Finance default on the payment, no interest will accrue for the period from and after the interest payment date, maturity date or redemption date.

     If a change in control, as defined in the accompanying prospectus, occurs, each holder of notes may elect to require Apache Finance to repurchase the holder's notes. If a holder makes this election, Apache Finance must purchase the holder's notes for their principal amount plus accrued interest to the purchase date. See "Description of Securities -- Apache Finance is Obligated to Purchase Debt Securities on a Change in Control" in the accompanying prospectus.

OPTIONAL REDEMPTION

     If certain Canadian tax law changes require the payment of additional amounts, Apache Finance may redeem all, but not less than all, of the notes at the principal amount of the notes to be redeemed, plus accrued interest. See "Description of Securities -- Redemption for Taxation Reasons" in the accompanying prospectus.

     Apache Finance will mail any notice of a redemption between 30 and 60 days before the redemption date to holders of notes to be redeemed.

     Unless we and Apache Finance default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes.

     Except as noted above, the notes are not redeemable before maturity and will not be subject to any sinking fund.

                                  UNDERWRITING

     Apache, Apache Finance and the underwriters for the offering named below have entered into an underwriting agreement and a terms agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                                 Principal
Underwriters                                                  Amount of Notes
------------                                                  ---------------
Goldman, Sachs & Co.........................................   $
ABN AMRO Incorporated.......................................   $
Banc of America Securities LLC..............................   $
Chase Securities Inc. ......................................   $
Credit Suisse First Boston Corporation......................   $
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   $
Morgan Stanley & Co. Incorporated...........................   $
RBC Dominion Securities Corporation.........................   $
                                                               ------------
          Total.............................................   $300,000,000
                                                               ============

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold
at a discount from the initial public offering price of up to   % of the
principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a
discount from the initial public offering price of up to   % of the principal
amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. Apache Finance has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Apache Finance estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be
approximately $     .

     Apache and Apache Finance have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Chase Manhattan Bank, the trustee for the notes, is an affiliate of Chase Securities Inc., one of the underwriters. In addition, the underwriters and their affiliates in the past have performed investment banking and other financial services for Apache and have received compensation for these services. The underwriters or their affiliates may in the future provide investment banking and other financial services to Apache or its affiliates for which they will receive compensation.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                        Page
                                        ----
Oil and Gas Terms.....................  S-2
Where You Can Find More Information...  S-3
Use of Proceeds.......................  S-3
Recent Developments...................  S-3
Description of Notes and Guarantees...  S-5
Underwriting..........................  S-6

                 Prospectus
About this Prospectus.................    3
Where You Can Find More Information...    3
Cautionary Statements Regarding
  Forward-Looking Statements..........    4
Apache Corporation....................    5
Apache Finance........................    5
Ratios of Earnings to Fixed Charges...    5
Use of Proceeds.......................    6
The Securities We and Apache Finance
  May Offer...........................    6
Description of Securities.............    6
Book-Entry Securities.................   25
Certain Income Tax Considerations.....   27
Plan of Distribution..................   32
Legal Matters.........................   33
Experts...............................   33

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                                  $300,000,000

                       APACHE FINANCE CANADA CORPORATION

                         % Notes due          , 20

                 Irrevocably and unconditionally guaranteed by

                               APACHE CORPORATION

                             ----------------------

                                 [APACHE LOGO]

                             ----------------------

                              GOLDMAN, SACHS & CO.
                             ABN AMRO INCORPORATED
                         BANC OF AMERICA SECURITIES LLC
                             CHASE SECURITIES INC.
                           CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                            RBC DOMINION SECURITIES
                                  CORPORATION
------------------------------------------------------
------------------------------------------------------